UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file Number 1-12804
MOBILE MINI, INC. 401(K) PROFIT SHARING PLAN AND TRUST
(Full title of the Plan)
MOBILE MINI, INC.
(Name of the issuer of the securities held pursuant to the Plan)
7420 S. KYRENE ROAD, SUITE 101
TEMPE, ARIZONA 85283
(Address of principal executive office of the issuer)

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Financial Statements
And
Supplemental Schedule
December 31, 2005 and 2004

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST

*	Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Administrative Committee of
Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust
We have audited the accompanying statements of net assets available for benefits of Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management, has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mayer Hoffman McCann P.C.
Phoenix, Arizona
June 1, 2006

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Statements of Net Assets Available for Benefits
as of December 31, 2005 and 2004

	2005	2004

Assets

Investments at fair value	$8,523,645	$6,492,314
Participant loans	458,467	300,489

Total Investments	8,982,112	6,792,803

Total assets	8,982,112	6,792,803

Liabilities

Excess employee deferrals	9,878	11,350

Net Assets Available for Benefits	$8,972,234	$6,781,453

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2005

Additions to net assets attributed to:

Investment income (loss):
Net appreciation in fair value of investments	$1,400,530
Interest and dividends	177,975

Total investment income	1,578,505

Contributions
Participant	1,138,737
Company discretionary contributions	90,958

Total contributions	1,229,695

Total additions	2,808,200

Deductions from net assets attributed to:
Benefits paid to participants	613,206
Administrative Fees	4,213

Total deductions	617,419

Net increase in net assets available for benefits	2,190,781

Net assets available for benefits:
Beginning of year	6,781,453

End of year	$8,972,234

Note 1 — Plan Description
The following is only a general description of the Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General The Plan is a defined contribution plan which was originally adopted by Mobile Mini, Inc. (the “Company” or “Plan Sponsor”) in 1994 and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Trustee The Plan has engaged CB&T (the “Trustee”) as Trustee to the Plan. The Plan has engaged American Funds Distributors, Inc., to provide recordkeeping, custodial and administrative services to the Plan and all Plan assets are held in trust with the Trustee.
Eligibility Employees are eligible to participate in the Plan upon meeting the following criteria: (1) one year of service; and (2) the completion of 1,000 hours of service in one year. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition. There were 611 and 601 participants in the Plan as of December 31, 2005 and 2004, respectively.
Contributions Participants may contribute any percentage of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Services (“IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company matches, at its sole discretion, an annual profit sharing contribution of up to $500 per Participant. Participant contributions and Company matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the Plan document and the Internal Revenue Code of 1986, as amended (the “Code”).
Participant Accounts Separate accounts are maintained for each Participant and each Participant’s account is credited with the Participant’s contribution and an allocation of the Company discretionary contribution. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. The Company’s discretionary contribution to date has been invested solely in common stock of the Plan Sponsor and is considered non-participant-directed.
As of December 31, 2005 and 2004, each Participant may elect to have his or her contributions invested in any one or any combination of nine investment funds. These funds include:
INVESCO Stable Value Fund which seeks preservation of principal and interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.
American Balanced Fund which seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds and other fixed-income securities.
EuroPacific Growth Fund which seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin.
Investment Company of America Fund which seeks to provide long-term growth of capital and income, placing greater emphasis on future dividends than on current income.

Allianz Renaissance Fund which seeks long-term capital growth and current income.
Growth Fund of America which seeks long-term growth of capital through a diversified portfolio of common stocks.
Bond Fund of America which seeks as high a level of current income as consistent with preservation of capital.
Oppenheimer Small Cap Value Fund which seeks capital appreciation.
Mobile Mini, Inc. Common Stock which invests in the common stock of Mobile Mini, Inc.
Vesting Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company discretionary matching contributions and the earnings on those contributions, the vesting schedule is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. For the years ended December 31, 2005 and 2004, forfeited nonvested accounts totaled $13,604 and $13,569, respectively. Effective August 1, 2004 forfeitures are used to reduce the administrative expenses absorbed by the Company. Prior to August 1, 2004 forfeitures were allocated to participants.
Administration The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2005, the Company assumed all Plan administrative and operating expenses; however, the Company has no obligation to assume any Plan expenses in the future.
Distributions Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. The Participant (or the designated beneficiary) will receive a lump-sum distribution of the value of the account. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified employer plan.
Loans to Participants The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan document and the Code. Participant loans as of December 31, 2005 and 2004 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. As of December 31, 2005, participant loans carried interest rates ranging from 5.00% to 10.50%, with maturities of ten years or less. Principal and interest is paid ratably through payroll deductions.
Amendment and Termination of the Plan The Company anticipates that the Plan will continue without interruption; the Company, however, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such an amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Note 2 — Significant Accounting Policies
Method of Presentation The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2005 and 2004 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2005. Actual results could differ from those estimates.
Concentration of Credit Risk Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to Participants through participation in more than one fund.
Investment Valuation The Plan’s investments are stated at fair market value and measured daily based on quoted market prices. Investments in the various investment funds are reported at fair value as measured by CB&T based on net asset value of shares held by the Plan at year-end.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Fair Value The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation (depreciation) on investments.
Benefits Benefits are recorded when paid.

Note 3 — Investments
Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2005 and 2004:

	2005		2004

INVESCO Stable Value Fund	$543,531	*	$504,790	*
American Balanced Fund	279,772		240,091
EuroPacific Growth Fund	1,148,115	*	796,893	*
Investment Company of America Fund	1,305,631	*	1,121,287	*
Growth Fund of America Fund	1,571,554	*	1,187,761	*
Allianz Renaissance Fund	83,216		34,354
Oppenheimer Small Cap Value Fund	146,757		7,948
Bond Fund of America Fund	32,456		6,920
Participant Loans	458,467	*	300,489

	5,569,499		4,200,533
Company Stock

Participant-directed	2,376,230		1,873,797
Non-participant-directed	1,036,383		718,473

Total company stock	3,412,613	*	2,592,270	*

	$8,982,112		$6,792,803

*	- Represents 5% or more of investments in the Plan’s net assets at the indicated date.
During 2005, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $1,400,530 as follows:

2005

Company Stock	$1,098,225
Mutual Funds	302,305

$1,400,530

Note 4 — Non-participant-directed Investments
Information about the net assets and significant components of the changes in net assets relating to non-participant-directed investments for the year ended December 31, 2005 is presented as follows:

2005

Changes in non-participant-directed net assets:
Investment income	$314,128
Benefits paid	(94,969)
Company discretionary contributions	98,751

Increase in net assets	317,910

Net assets invested in Company stock:

Beginning of year	718,473

End of year	$1,036,383

Note 5 — Excess Employee Deferrals
The Plan failed to meet non-discrimination tests in accordance with the IRS regulations during the 2005 and 2004 Plan years and it was determined certain participants would be refunded a portion of their contributions. The amount accrued for at December 31, 2005 and 2004 and refunded in 2006 and 2005 was $9,878 and $11,350, respectively.
Note 6 — Participant Rollover Contributions
Participant contributions included participant rollover contributions. Participant rollover contributions were $17,341 for the year ended December 31, 2005.
Note 7 — Tax Status of the Plan
The Plan is a standardized prototype plan developed by the Trustee of the Plan. As such, the Plan can rely on the determination letter issued by the IRS to the Trustee. The plan obtained its latest determination letter on May 28, 2002, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the Company believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
Note 8 — Parties in Interest
Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in Mobile Mini, Inc. common stock. These transactions are considered exempt party-in-interest transactions. The entire 2005 employer discretionary contribution was invested in Mobile Mini, Inc. common stock.

SUPPLEMENTAL SCHEDULE

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Employer Identification Number 86-0748362
Plan Number 001
Schedule H, line 4(i); Schedule of Assets (Held at End of Year)
As of December 31, 2005

		(c) Description of investment,
	(b) Identity of issue,	including maturity date,
	borrower, lessor,	interest rate, collateral,			(e) Current
(a)	or similar party	par or maturity value	(d) Cost		Value

*	American Funds	INVESCO Stable Value Fund	$	***	$543,531

*	American Funds	American Balanced Fund		***	279,772

*	American Funds	EuroPacific Growth Fund		***	1,148,115

*	American Funds	Investment Company of America Fund		***	1,305,631

*	American Funds	Growth Fund of America		***	1,571,554

*	American Funds	Allianz Renaissance Fund		***	83,216

*	American Funds	Oppenheimer Small Cap Value Fund		***	146,757

*	American Funds	Bond Fund of America		***	32,456

**	Mobile Mini, Inc.	Common stock of plan sponsor		1,441,552	3,412,613

**	Participant loans	Various rates of interest ranging from 5.00% to 10.50%, maturity dates through December 2010, and collateralized by the participant’s account balance.			458,467

					$8,982,112

*	- Indicates a party-in-interest to the Plan for which statutory exemptions exist.

**	- Investment qualifies as a party-in-interest to the Plan.

***	- Investments are participant directed, therefore disclosure of cost is not required.

See Report of Independent Registered Public Accounting Firm
SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE MINI, INC. 401(K) PROFIT SHARING PLAN AND TRUST
(Full Title of the Plan)
Date: June 22, 2006	By:	/s/Lawrence Trachtenberg
Lawrence Trachtenberg
Executive Vice President, Chief Financial Officer of Mobile Mini, Inc.